Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

August 26, 2021

Mr. Ken Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re: Carlyle Tactical Private Credit Fund (File No. 811-23319)

Dear Mr. Ellington:

We are writing in response to your follow-up comments provided on July 26, 2021 with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of the Annual Report on Form N-CSR for the fiscal year ended December 31, 2020 (the “Annual Report”) of Carlyle Tactical Private Credit Fund (the “Fund”). Unless explicitly provided, we understand that your comments are intended to apply to disclosure in the Fund’s future filings. The Fund has considered your comments and have authorized us, on its behalf, to make the responses discussed below.

On behalf of the Fund, set forth below are the SEC staff’s follow-up comments along with our responses to, or any supplemental explanations of, such comments, as requested. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report.

Comment: Last-out lenders bear a greater risk in exchange for receiving a higher interest rate. In future filings, please provide disclosure in the notes to financial statements so that readers of the financial statements will understand the risks associated with these investments. With respect to co-lending arrangements, please supplementally notify the staff of the following:

August 26, 2021 Page 2

a.	Whether the Fund has any specific accounting policies it applies to co-lending arrangements;
b.	How the valuation of these investments takes into account the payment prioritization/payment waterfalls;
c.	The impact of such arrangements on the calculation of interest income under the effective interest method; and
d.	Whether any co-lenders under these arrangements are affiliates.

Response:

We note that last out lending represented less than 0.5% of the portfolio as of December 31, 2020. The Fund will include additional disclosure around the risk associated with last-out lending in future filings including highlighting such positions on the Schedule of Investments.

With respect to co-lending arrangements:

a.

The Fund acknowledges the staff’s comment with respect to accounting policies. Accounting policies for co-lending arrangements are consistent with policies disclosed in Note 2 to its audited financial statements for the year ended December 31, 2020. The Fund will include supplementary language to enhance its disclosures in future filings.

b.

The Fund also supplementally notes that its valuation of last-out unitranche loans takes into consideration the payment prioritization as determined in its co-lending arrangements. In essence, these investments have secondary priority to first lien/first out loans with respect to principal, interest and other payments, and differing interest rates which is factored into the valuation methodology utilized. The discount rate applied to the valuation takes into account the increased effective spread and leverage.

c.

The Fund respectfully acknowledges the staff’s comment with respect to treatment of interest income. The Fund may receive additional interest and/or discount from an agreement with other lenders on such positions and includes such income as interest income, calculated in accordance with the effective interest rate method. The impact of such arrangement as of December 31, 2020, was under $50,000. The Fund will enhance its disclosures as to the impact of such arrangements on interest income in future filings.

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d.

In events where there are affiliates who are co-lenders under these arrangements, these co-investments are done within the same tranche and no affiliate takes a first-out position. Additionally, all co-investments with its affiliates are done in accordance with the terms of the exemptive relief that the Fund received from the SEC. In future filings, the Fund will include relevant disclosures concerning this.

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Should you have any questions regarding this letter, please contact me at (212) 698-3525.

Sincerely, /s/ Richard Horowitz Richard Horowitz